UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G/A
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)

ImmunoCellular Therapeutics, Ltd.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

452536105
(CUSIP Number)

February 14, 2011
(Date of Event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐           Rule 13d-1(b)
☑           Rule 13d-1(c)
☐           Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	NAME OF REPORTING PERSON

Socius CG II, Ltd.

IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

1,025,000 (See Item 4)

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

1,025,000 (See Item 4)

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,025,000 (See Item 4)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES: ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

9.9%

12.	TYPE OF REPORTING PERSON

OO

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1.	NAME OF REPORTING PERSON

Socius Capital Group, LLC

IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

27-1051956

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

1,025,000 (See Item 4)

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

1,025,000 (See Item 4)

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,025,000 (See Item 4)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES: ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

9.9%

12.	TYPE OF REPORTING PERSON

HC

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1.	NAME OF REPORTING PERSON

Terren S. Peizer

IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

1,025,000 (See Item 4)

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

1,025,000 (See Item 4)

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,025,000 (See Item 4)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES: ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

9.9%

12.	TYPE OF REPORTING PERSON

IN

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1.	NAME OF REPORTING PERSON

Patricia Peizer

IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

1,025,000 (See Item 4)

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

1,025,000 (See Item 4)

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,025,000 (See Item 4)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES: ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

9.9%

12.	TYPE OF REPORTING PERSON

IN

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ITEM 1	(a)	Name of Issuer:

ImmunoCellular Therapeutics, Ltd.

(b)	Address of Issuer’s Principal Executive Offices:

1900 Burbank Boulevard
Woodland Hills, California 91367

ITEM 2	(a)	Name of Person Filing:

This statement is filed by Socius CG II, Ltd. with respect to shares of common stock of the issuer beneficially owned by it, and by Socius Capital Group, LLC, Terren S. Peizer and Patricia Peizer with respect to such shares beneficially owned by Socius CG II, Ltd.

(b)	Address of Principal Business Office, or, if None, Residence:

The address of the principal business office of Socius CG II, Ltd. is:
Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

The address of the principal business office of Socius Capital Group, LLC, Mr. Peizer and Ms. Peizer is:  11150 Santa Monica Boulevard, Suite 1500, Los Angeles, CA 90025.

(c)	Citizenship:

Socius CG II, Ltd. is a Bermuda exempted company.
Socius Capital Group, LLC is a Delaware limited liability company.
Mr. Peizer and Ms. Peizer are United States citizens.

(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share.

(e)	CUSIP NUMBER:

452536105

ITEM 3:	If this Statement if Filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

☐	a.	Broker or dealer registered under Section 15 of the Exchange Act.
☐	b.	Bank as defined in Section 3(a)(6) of the Exchange Act.
☐	c.	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
☐	d.	Investment company registered under Section 8 of the Investment Company Act.
☐	e.	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
☐	f.	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
☐	g.	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)
☐	h.	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
☐	i.	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act
☐	j.	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

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ITEM 4:	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)          Amount beneficially owned:  See item 9 of cover pages.

(b)          Percent of class:  See item 11 of cover pages.

(c)          Number of shares as to which such person has:

(i)          Sole power to vote or to direct the vote:

(ii)         Shared power to vote or to direct the vote:

(iii)        Sole power to dispose or to direct the disposition of:

(iv)        Shared power to dispose or to direct the disposition of:

See items 5-8 of cover pages.

The shares were obtained upon the exercise by Socius CG II, Ltd. (“Socius CG”) of its right to purchase such shares under a warrant, dated December 3, 2009 (“Warrant”), issued to Socius CG pursuant to a Preferred Stock Purchase Agreement, dated December 3, 2009 (“Agreement”), between the issuer and Socius Capital Group, LLC (“Socius Capital”).  Under the Agreement, the issuer may issue additional warrants to purchase common stock to Socius Capital or its affiliates, subject to contractual limitations contained in the Agreement and a 9.99% ownership limitation contained in the Agreement and the Warrant for Socius Capital, Socius CG and their affiliates.  Socius Capital also holds 152 shares of the issuer’s redeemable non-convertible Series A Preferred Stock.

For purposes of calculating the percent of class, the reporting persons have assumed that there were a total of 21,735,211 shares of common stock outstanding immediately prior to the issuance of the shares to Socius CG such that 1,025,000 shares of common stock, plus additional shares of common stock that may be obtained, subject to limitations, within 60 days upon exercise of additional warrants that may be issued as described above, represent approximately 9.9% of the class subsequent to such issuance.

Voting and dispositive power with respect to the shares held by Socius CG  is exercised by Ward Jensen, its Vice President-Trading.  However, the Warrant provides that, for so long as Socius CG holds the Warrant or any shares of common stock of the issuer obtained upon exercise of the Warrant, Socius CG is prohibited from: (1) voting any shares of issuer common stock owned or controlled by Socius CG or soliciting any proxies or seeking to advise or influence any person with respect to any voting securities of the issuer; (2) engaging or participating in any actions, plans or proposals which relate to or would result in, among other things with respect to the issuer, (a) an extraordinary corporate transaction such as a merger, (b) a sale of a material amount of assets, (c) any change in the present board of directors or management, (d) any change in capitalization or dividend policy, or (e) any similar or other change in the issuer’s business or corporate structure; or (3) requesting the issuer to amend or waive any of the foregoing prohibitions.  Neither Socius nor Socius CG is a registered broker-dealer or an affiliate of a registered broker-dealer.

Other than as described above, Socius Capital, Mr. Peizer and Ms. Peizer directly own no shares of the issuer.  Mr. Peizer is the sole Managing Director of Socius Capital.  Ms. Peizer is the sole ultimate beneficial owner of Socius Capital.  By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, Socius Capital, Mr. Peizer and/or Ms. Peizer may be deemed to beneficially own and/or control the shares owned by Socius CG.  Socius Capital and Mr. Peizer disclaim beneficial ownership and control, and Ms. Peizer disclaims control, of any securities covered by this statement.

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ITEM 5:	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following box:    ☐

ITEM 6:	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

ITEM 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See Exhibit 1.

ITEM 8:	Identification and Classification of Members of the Group.

Not Applicable.

ITEM 9:	Notice of Dissolution of Group.

Not Applicable.

ITEM 10:	Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2011		SOCIUS CG II, LTD.

	By:	/s/ Terren S. Peizer
Name: Terren S. Peizer
Its: Managing Director

Dated: February 14, 2011		SOCIUS CAPITAL GROUP, LLC

	By:	/s/ Terren S. Peizer
Name: Terren S. Peizer
Its: Managing Director

Dated: February 14, 2011		s/ Terren S. Peizer
Terren S. Peizer

Dated: February 14, 2011		/s/ Patricia Peizer
Patricia Peizer

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EXHIBIT INDEX TO SCHEDULE 13G

EXHIBIT 1

Exhibit Stating Identity of Relevant Subsidiary per Item 7 of Schedule 13G

EXHIBIT 2

Joint Filing Agreement among Socius CG II, Ltd., Socius Capital Group, LLC, Terren S. Peizer and Patricia Peizer

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Exhibit 1

Socius CG II, Ltd. is a subsidiary of Socius Capital Group, LLC

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Exhibit 2

JOINT FILING AGREEMENT

This Joint Filing Agreement, entered into and effective as of February 14, 2011, is made by and among Socius CG II, Ltd., Socius Capital Group, LLC, Terren S. Peizer and Patricia Peizer (each, a “Filer” and, collectively, the “Filers”) pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

 Each of the Filers hereby acknowledges and agrees that the foregoing statement on Schedule 13G is filed on behalf of each of the Filers and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the Filers without the necessity of filing additional joint filing agreements. Each Filer acknowledges that such Filer shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning such Filer contained therein, but shall not be responsible for the completeness and accuracy of the information concerning any of the other Filers, except to the extent that such Filer knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

This Joint Filing Agreement may be terminated by any of the Filers upon written notice to the other Filers.

Dated: February 14, 2011		SOCIUS CG II, LTD.

	By:	/s/ Terren S. Peizer
Name: Terren S. Peizer
Its: Managing Director

Dated: February 14, 2011		SOCIUS CAPITAL GROUP, LLC

	By:	/s/ Terren S. Peizer
Name: Terren S. Peizer
Its: Managing Director

Dated: February 14, 2011		/s/ Terren S. Peizer
Terren S. Peizer

Dated: February 14, 2011		/s/ Patricia Peizer
Patricia Peizer

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